NEWS RELEASE

INTERNATIONAL GAME TECHNOLOGY PLC REPORTS
FIRST QUARTER 2023 RESULTS

•Generated revenue of $1.06 billion, fueled by 8% Global Lottery same-store sales growth and double-digit revenue growth in Global Gaming and PlayDigital

•24.1% operating income margin meets high end of outlook range on strong Global Gaming performance

•Adjusted EBITDA of $449 million and 42.3% Adjusted EBITDA margin among highest levels in Company history

•Net debt leverage improves to 3.0x, the lowest level in Company history

•Reaffirming full-year 2023 revenue and profit outlook

LONDON – May 9, 2023 – International Game Technology PLC (“IGT”) (NYSE:IGT) today reported financial results for the first quarter ended March 31, 2023. Today, at 8:00 a.m. EDT, management will host a conference call and webcast to present the results; access details are provided below.

"Our first quarter results exceeded expectations and put us firmly on track to achieve our full-year outlook," said Vince Sadusky, CEO of IGT. "Compelling innovation and sustained strength in customer and player demand are fueling momentum across our Global Lottery, Global Gaming, and PlayDigital segments. This is clear in the excellent key performance indicators achieved in the quarter. We believe the focused execution of our strategy to Grow, Innovate, and Optimize should create significant value as we progress toward our 2025 goals."

"The strong start to the year includes significant cash flow generation and further improvement in our credit profile," said Max Chiara, CFO of IGT. "The continued improvement in net debt leverage reinforces our conviction in accomplishing the lower end of the 2.5x - 3.5x target range by 2025. We are focused on enhancing our financial flexibility, being operationally agile, and remaining disciplined with costs, all of which should enable the achievement of our 2025 margin and cash flow targets even in the current uncertain macroeconomic context."

Overview of Consolidated First Quarter 2023 Results

	Quarter Ended		Y/Y Change (%)	Constant Currency Change (%)
	March 31,
	2023	2022
($ in millions)
GAAP Financials:
Revenue
Global Lottery	624	680	(8)%	(7)%
Global Gaming	381	325	17%	19%
PlayDigital	55	47	17%	20%
Total revenue	1,060	1,051	1%	3%

Operating income (loss)
Global Lottery	240	252	(5)%	(3)%
Global Gaming	69	52	34%	33%
PlayDigital	14	13	9%	15%
Corporate support expense	(26)	(26)	1%	(7)%
Other(1)	(42)	(38)	(10)%	(10)%
Total operating income	255	252	1%	3%
Operating income margin	24.1%	24.0%

Earnings per share - diluted	$0.11	$0.39	(72)%

Net cash provided by operating activities	311	189	65%

Cash and cash equivalents	669	600	12%

Non-GAAP Financial Measures:
Adjusted EBITDA
Global Lottery	339	356	(5)%	(3)%
Global Gaming	111	81	37%	38%
PlayDigital	18	17	3%	9%
Corporate support expense	(19)	(21)	8%	(2)%
Total Adjusted EBITDA	449	433	4%	5%
Adjusted EBITDA margin	42.3%	41.2%

Adjusted earnings per share - diluted	$0.49	$0.60	(18)%

Free cash flow	217	115	88%

Net debt	5,118	5,832	(12)%

(1) Primarily includes purchase price amortization
Note: Reconciliations of non-GAAP financial measures to the most directly comparable GAAP financial measures are provided at the end of this news release

Key Highlights:
•Global Lottery same-store sales rose 8%; Italy up over 10% on new games and portfolio optimization strategies; elevated jackpot activity contributed to 7% growth in North America and Rest of world
•Won several awards including "Lottery Product of the Year" at International Gaming Awards, "Casino Supplier of the Year" at Global Gaming Awards London, and "Best Slot Machine" and "Best Diversity and Inclusion Employer" at European Casino Awards
•Recognized with top honors at EKG slot awards including "Most Improved Supplier - Premium," "Top Performing New Mechanical Reel Cabinet" for innovative new DiamondRS™ cabinet, "Top Performing Video Poker Game" for Ultimate X Poker™, and "Top Performing Third-Party IP-Branded Game" for Wheel of Fortune® High Roller™
•Growth in cashless gaming leadership continues with signing of multi-year agreement with Graton Resort & Casino to enable cashless gaming through award-winning Resort Wallet™ and IGTPay™ solutions
•Extended sports betting momentum through strategic agreements with Betfred, Treasure Bay Casino and Hotel, UBetOhio, Santa Ana Star Casino Hotel, and BetSkybox; recently signed three-year contract extension in Rhode Island
•Achieved improved ESG score in 2022 S&P Global Corporate Sustainability Assessment and increased global environmental score from CDP

Financial Highlights:
Consolidated revenue of $1.06 billion, up 1% or 3% at constant currency, compared to $1.05 billion in the prior year; at constant currency and net of the Italy commercial services sale in September 2022, revenue increased 10%
•Global Lottery revenue of $624 million was down 8% year-over-year due to the sale of Italy commercial services business; at constant currency and net of the Italy commercial services sale, revenue rose 4% primarily driven by strong same-store sales, led by Italy and elevated U.S. multi-jurisdictional jackpot activity
•Global Gaming revenue rose 17%, 19% at constant currency, to $381 million, as demand for compelling products drove double-digit increases in both service and product sale revenue streams, with record first quarter unit shipments and average selling prices, installed base growth, and higher yields
•PlayDigital revenue increased 17%, 20% at constant currency, to $55 million, primarily driven by iCasino with contributions from the iSoftBet acquisition and organic growth, partially offset by higher jackpot expense

Operating income of $255 million increased 1%, or 3% at constant currency, from $252 million in the prior year
•Global Lottery operating income of $240 million, down 5% and 3% at constant currency due to the sale of Italy commercial services business; strong 38% operating income margin driven by high profit flow-through of same-store sales growth, including elevated jackpot activity, and positive geographic mix
•Global Gaming operating income of $69 million increased 34% on strong installed base productivity and operating leverage on a leaner cost structure
•PlayDigital operating income of $14 million, up 9% as reported and 15% at constant currency; operating income margin modestly better than Q4'22 despite significantly higher jackpot expense
•Corporate support and other expense of $68 million, up from $64 million in the prior year, driven by higher amortization expense resulting from changes in currency rates

Adjusted EBITDA of $449 million versus $433 million in the prior-year period, primarily as a result of the operating income dynamics above and higher depreciation and amortization; Adjusted EBITDA margin expands 110 basis points to 42.3% on higher Global Lottery and Global Gaming margins

Net interest expense of $70 million compared to $76 million in the prior year, primarily driven by lower average debt balances
Foreign exchange loss of $26 million, compared to foreign exchange gain of $3 million in the prior year, primarily reflecting the impact of fluctuations in the EUR/USD exchange rate on debt

Income tax provision of $87 million compared to $65 million in the prior year, primarily driven by incremental valuation allowances on deferred tax assets, partially offset by lower pre-tax income

Net income of $67 million versus $117 million in the prior-year period

Diluted earnings per share of $0.11 versus $0.39 in the prior year primarily reflects foreign currency gains/losses and related tax impact; Adjusted diluted earnings per share of $0.49 versus $0.60

Net debt of $5.1 billion compared to $5.2 billion at December 31, 2022; Net debt leverage of 3.0x, down from 3.1x at December 31, 2022

Cash and Liquidity Update
Total liquidity of $2.1 billion as of March 31, 2023; $0.7 billion in unrestricted cash and $1.4 billion in additional borrowing capacity from undrawn credit facilities

Successfully completed full redemption of 5.35% Notes due 2023 and partial make-whole redemption of certain Senior Secured Notes, repurchasing $200 million of 6.50% Notes due 2025 and €188 million of 3.50% Notes due 2024

Other Developments
The Company's Board of Directors declared a quarterly cash dividend of $0.20 per common share
•Ex-dividend date of May 24, 2023
•Record date of May 25, 2023
•Payment date of June 8, 2023

Introducing Second Quarter 2023 Expectations; Reaffirming Full-Year 2023 Outlook Range
Second Quarter
•Revenue of approximately $1.0 billion
•Operating income margin of 22% - 24%

Full Year
•Revenue of $4.1 billion - $4.3 billion
•Operating income margin of 21% - 23%
•Cash from operations of $900 million - $1,000 million
•Capital expenditures of $400 million - $450 million

Earnings Conference Call and Webcast
May 9, 2023, at 8:00 a.m. EDT

To register to participate in the conference call, or to listen to the live audio webcast, please visit the "Events Calendar" on IGT’s Investor Relations website at www.IGT.com. A replay will be available on the website following the live event.

Comparability of Results
All figures presented in this news release are prepared under U.S. GAAP, unless noted otherwise. Adjusted figures exclude the impact of items such as purchase accounting, impairment charges, restructuring expense, foreign exchange, and certain one-time, primarily transaction-related items.

Reconciliations to the most directly comparable U.S. GAAP measures are included in the tables in this news release. Constant currency changes for 2023 are calculated using the same foreign exchange rates as the corresponding 2022 period. Management uses non-GAAP financial measures to understand and compare operating results across accounting periods, for internal budgeting and forecasting purposes, and to evaluate the Company’s financial performance. Management believes these non-GAAP financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of business trends. These constant currency changes and non-GAAP financial measures should however be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with U.S. GAAP. Amounts reported in millions are computed based on amounts in thousands. As a result, the sum of the components may not equal the total amount reported in millions due to rounding. Certain columns and rows within tables may not add due to the use of rounded numbers. Percentages and earnings per share amounts presented are calculated from the underlying unrounded amounts.

About IGT
IGT (NYSE:IGT) is a global leader in gaming. We deliver entertaining and responsible gaming experiences for players across all channels and regulated segments, from Lotteries and Gaming Machines to Sports Betting and Digital. Leveraging a wealth of compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, our solutions deliver unrivaled gaming experiences that engage players and drive growth. We have a well-established local presence and relationships with governments and regulators in more than 100 jurisdictions around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has approximately 10,500 employees. For more information, please visit www.IGT.com.

Cautionary Statement Regarding Forward-Looking Statements
This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall," “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2022 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. Nothing in this news release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of International Game Technology PLC for the current or any future financial years will necessarily match or exceed the historical published financial performance of International Game Technology PLC, as applicable. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

Non-GAAP Financial Measures
Management supplements the reporting of financial information, determined under GAAP, with certain non-GAAP financial information. Management believes the non-GAAP information presented provides investors with additional useful information, but it is not intended to nor should it be considered in isolation or as a substitute for the related GAAP measures. Moreover, other companies may define non-GAAP measures differently, which limits the usefulness of these measures for comparisons with such other companies. The Company encourages investors to review its financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure.

Adjusted EBITDA represents net income (loss) (a GAAP measure) before income taxes, interest expense, foreign exchange gain (loss), net, other non-operating expenses, depreciation, impairment losses, amortization (service revenue, purchase accounting and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income), and certain other non-recurring items. Other non-recurring items are infrequent in nature and are not reflective of ongoing operational activities. For the business segments, Adjusted EBITDA represents segment operating income (loss) before depreciation, amortization (service revenue, purchase accounting, and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income), and certain other non-recurring items.

Adjusted EPS represents diluted earnings per share (a GAAP measure), excluding the effects of foreign exchange, impairments, amortization from purchase accounting, discrete tax items, and other significant non-recurring adjustments that are not reflective of on-going operational activities (e.g., DDI / Benson Matter provision, gains/losses on sale of business, gains/losses on extinguishment and modifications of debt, etc.). Adjusted EPS is calculated using diluted weighted-average number of shares outstanding, including the impact of any potentially dilutive common stock equivalents that are anti-dilutive to GAAP net income (loss) per share but dilutive to Adjusted EPS. Management believes that Adjusted EPS is useful in providing period-to-period comparisons of the results of the Company's ongoing operational performance.

Net debt is a non-GAAP financial measure that represents debt (a GAAP measure, calculated as long-term obligations plus short-term borrowings) minus capitalized debt issuance costs and cash and cash equivalents. Cash and cash equivalents are subtracted from the GAAP measure because they could be used to reduce the Company’s debt obligations. Management believes that net debt is a useful measure to monitor leverage and evaluate the balance sheet.

Net debt leverage is a non-GAAP financial measure that represents the ratio of Net debt as of a particular balance sheet date to Adjusted EBITDA for the last twelve months (“LTM”) prior to such date. Management believes that Net debt leverage is a useful measure to assess IGT's financial strength and ability to incur incremental indebtedness when making key investment decisions.

Free cash flow is a non-GAAP financial measure that represents cash flow from operations (a GAAP measure) less capital expenditures. Management believes free cash flow is a useful measure of liquidity and an additional basis for assessing IGT’s ability to fund its activities, including debt service and distribution of earnings to shareholders.

Constant currency is a non-GAAP financial measure that expresses current financial data using the prior-year/period exchange rate (i.e., the exchange rate used in preparing the financial statements for the prior year). Management believes that constant currency is a useful measure to compare period-to-period results without regard to the impact of fluctuating foreign currency exchange rates.

A reconciliation of the non-GAAP measures to the corresponding amounts prepared in accordance with GAAP appears in the tables in this release. The tables provide additional information as to the items and amounts that have been excluded from the adjusted measures.

Contact:
Phil O’Shaughnessy, Global Communications, toll free in U.S./Canada +1 (844) IGT-7452; outside U.S./Canada +1 (401) 392-7452
Francesco Luti, +39 06 5189 9184; for Italian media inquiries
James Hurley, Investor Relations, +1 (401) 392-7190

Select Performance and KPI data: ($ in millions, unless otherwise noted)

						Sequential
				Constant		Change as
	Q1'23	Q1'22	Y/Y Change	Currency		Reported
GLOBAL LOTTERY			(%)	Change (%)(1)	Q4'22	(%)
Revenue
Service
Operating and facilities management contracts	637	599	6%	8%	622	2%
Upfront license fee amortization	(47)	(49)	3%	—%	(45)	(4)%
Operating and facilities management contracts, net	590	551	7%	9%	577	2%
Other	12	84	(85)%	(85)%	16	(24)%
Total service revenue	602	635	(5)%	(4)%	593	2%

Product sales	22	45	(51)%	(50)%	46	(52)%
Total revenue	624	680	(8)%	(7)%	639	(2)%

Operating income	240	252	(5)%	(3)%	216	11%
Adjusted EBITDA(1)	339	356	(5)%	(3)%	318	6%

Global same-store sales growth (%)
Instant ticket & draw games	4.8%	(6.7%)			1.0%
Multi-jurisdiction jackpots	48.2%	(40.0%)			66.0%
Total	8.0%	(10.3%)			6.7%

North America & Rest of world same-store sales growth (%)
Instant ticket & draw games	3.2%	(3.9%)			0.4%
Multi-jurisdiction jackpots	48.2%	(40.0%)			66.0%
Total	7.4%	(9.0%)			7.7%

Italy same-store sales growth (%)
Instant ticket & draw games	10.3%	(14.5%)			3.1%

(1) Non-GAAP measure; see disclaimer on page 6 and reconciliations to the most directly comparable GAAP measure in Appendix for further details

						Sequential
				Constant		Change as
	Q1'23	Q1'22	Y/Y Change	Currency		Reported
GLOBAL GAMING			(%)	Change (%)(1)	Q4'22	(%)
Revenue
Service
Terminal	129	108	20%	23%	126	3%
Systems, software, and other	60	58	3%	5%	60	(2)%
Total service revenue	189	165	14%	16%	186	1%

Product sales
Terminal	135	104	30%	32%	149	(9)%
Other	57	55	4%	5%	54	6%
Total product sales revenue	192	160	21%	23%	203	(5)%
Total revenue	381	325	17%	19%	389	(2)%

Operating income	69	52	34%	33%	68	1%
Adjusted EBITDA(1)	111	81	37%	38%	101	10%

Installed base units
Casino	50,030	47,237	6%		48,578
Casino - L/T lease(2)	872	1,142	(24)%		1,008
Total installed base units	50,902	48,379	5%		49,586

Installed base units (by geography)
US & Canada	33,175	32,772	1%		32,335
Rest of world	17,727	15,607	14%		17,251
Total installed base units	50,902	48,379	5%		49,586

Yields (by geography)(3), in absolute $
US & Canada	$42.36	$39.05	8%		$42.08
Rest of world	$7.41	$5.77	28%		$6.53
Total yields	$30.13	$28.19	7%		$29.72

Global machine units sold
New/expansion	1,012	328	209%		728
Replacement	7,260	6,848	6%		8,755
Total machine units sold	8,272	7,176	15%		9,483

US & Canada machine units sold
New/expansion	892	18	NM		574
Replacement	5,642	5,299	6%		6,875
Total machine units sold	6,534	5,317	23%		7,449

(1) Non-GAAP measures; see disclaimer on page 6 and reconciliations to the most directly comparable GAAP measure in Appendix for further details
(2) Excluded from yield calculations due to treatment as sales-type leases
(3) Excludes Casino L/T lease units due to treatment as sales-type leases

						Sequential
				Constant		Change as
	Q1'23	Q1'22	Y/Y Change	Currency		Reported
GLOBAL GAMING (Continued)			(%)	Change (%)(1)	Q4'22	(%)
Rest of world machine units sold
New/expansion	120	310	(61)%		154
Replacement	1,618	1,549	4%		1,880
Total machine units sold	1,738	1,859	(7)%		2,034

Average Selling Price (ASP), in absolute $
US & Canada	$16,000	$14,800	8%		$15,600
Rest of world	$15,400	$12,300	25%		$15,300
Total ASP	$15,900	$14,200	12%		$15,500

(1) Non-GAAP measure; see disclaimer on page 6 and reconciliations to the most directly comparable GAAP measure in Appendix for further details

						Sequential
				Constant		Change as
	Q1'23	Q1'22	Y/Y Change	Currency		Reported
PLAYDIGITAL			(%)	Change (%)(1)	Q4'22	(%)
Revenue
Service	55	47	17%	21%	65	(16)%
Product sales	—	—	(60)%	(60)%	—	(45)%
Total revenue	55	47	17%	20%	65	(16)%

Operating income	14	13	9%	15%	17	(15)%
Adjusted EBITDA(1)	18	17	3%	9%	22	(21)%

CONSOLIDATED
Revenue (by geography)
US & Canada	666	598	11%	12%	714	(7)%
Italy	243	298	(18)%	(16)%	226	7%
Rest of world	151	155	(3)%	1%	153	(1)%
Total revenue	1,060	1,051	1%	3%	1,093	(3)%

(1) Non-GAAP measure; see disclaimer on page 6 and reconciliations to the most directly comparable GAAP measure in Appendix for further details

International Game Technology PLC
Consolidated Statements of Operations
($ in millions and shares in thousands, except per share amounts)
Unaudited

	For the three months ended
	March 31,
	2023	2022
Service revenue	846	846
Product sales	215	205
Total revenue	1,060	1,051

Cost of services	398	428
Cost of product sales	127	122
Selling, general and administrative	217	193
Research and development	62	57
Total operating expenses	805	799

Operating income	255	252

Interest expense, net	70	76
Foreign exchange loss (gain), net	26	(3)
Other non-operating expense (income), net	4	(3)
Total non-operating expenses	101	70
Income before provision for income taxes	155	182
Provision for income taxes	87	65
Net income	67	117
Less: Net income attributable to non-controlling interests	44	38
Net income attributable to IGT PLC	23	79

Net income attributable to IGT PLC per common share - basic	0.12	0.39
Net income attributable to IGT PLC per common share - diluted	0.11	0.39
Weighted-average shares - basic	199,684	203,743
Weighted-average shares - diluted	201,698	205,166

International Game Technology PLC
Consolidated Balance Sheets
($ in millions)
Unaudited

	March 31,	December 31,
	2023	2022
Assets
Current assets:
Cash and cash equivalents	669	590
Restricted cash and cash equivalents	137	150
Trade and other receivables, net	705	670
Inventories, net	294	254
Other current assets	460	467
Total current assets	2,264	2,131
Systems, equipment and other assets related to contracts, net	910	899
Property, plant and equipment, net	113	118
Operating lease right-of-use assets	248	254
Goodwill	4,495	4,482
Intangible assets, net	1,340	1,375
Other non-current assets	1,142	1,174
Total non-current assets	8,247	8,302
Total assets	10,511	10,433

Liabilities and shareholders' equity
Current liabilities:
Accounts payable	835	731
Current portion of long-term debt	218	61
Short term borrowings	54	—
DDI / Benson Matter provision	220	220
Other current liabilities	874	837
Total current liabilities	2,200	1,848
Long-term debt, less current portion	5,524	5,690
Deferred income taxes	334	305
Operating lease liabilities	234	239
Other non-current liabilities	351	372
Total non-current liabilities	6,443	6,607
Total liabilities	8,644	8,454
Commitments and contingencies
IGT PLC’s shareholders’ equity	1,417	1,429
Non-controlling interests	450	550
Shareholders’ equity	1,867	1,979
Total liabilities and shareholders’ equity	10,511	10,433

International Game Technology PLC
Consolidated Statements of Cash Flows
($ in millions)
Unaudited
	For the three months ended
	March 31,
	2023	2022
Cash flows from operating activities
Net income	67	117
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	77	74
Amortization	55	47
Amortization of upfront license fees	50	51
Deferred income taxes	28	9
Foreign exchange loss (gain), net	26	(3)
Stock-based compensation	11	10
Other non-cash items, net	6	(4)
Changes in operating assets and liabilities:
Trade and other receivables	(32)	(35)
Inventories	(38)	(25)
Accounts payable	111	18
Accrued interest payable	(20)	(31)
Accrued income taxes	40	49
Other assets and liabilities	(71)	(89)
Net cash provided by operating activities	311	189

Cash flows from investing activities
Capital expenditures	(94)	(73)
Other	3	11
Net cash used in investing activities	(91)	(62)

Cash flows from financing activities
Principal payments on long-term debt	(462)	—
Net receipts from financial liabilities	8	43
Net proceeds from (payments of) short-term borrowings	53	(12)
Net proceeds from Revolving Credit Facilities	392	33
Repurchases of common stock	—	(39)
Dividends paid	(40)	(41)
Dividends paid - non-controlling interests	(92)	(98)
Return of capital - non-controlling interests	(10)	(10)
Other	(12)	(7)
Net cash used in financing activities	(163)	(131)

Net increase (decrease) in cash and cash equivalents and restricted cash and cash equivalents	57	(4)
Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents	8	(13)
Cash and cash equivalents and restricted cash and cash equivalents at the beginning of the period	740	808
Cash and cash equivalents and restricted cash and cash equivalents at the end of the period	805	791
Less: Cash and cash equivalents included within assets held for sale	—	39
Less: Restricted cash and cash equivalents included within assets held for sale	—	67
Cash and cash equivalents and restricted cash and cash equivalents at the end of the period	805	685

Supplemental Cash Flow Information
Interest paid	90	106
Income taxes paid	20	7

International Game Technology PLC
Net Debt
($ in millions)
Unaudited

	March 31,	December 31,
	2023	2022
3.500% Senior Secured Euro Notes due July 2024	122	319
6.500% Senior Secured U.S. Dollar Notes due February 2025	498	697
4.125% Senior Secured U.S. Dollar Notes due April 2026	745	745
3.500% Senior Secured Euro Notes due June 2026	812	796
6.250% Senior Secured U.S. Dollar Notes due January 2027	746	746
2.375% Senior Secured Euro Notes due April 2028	541	530
5.250% Senior Secured U.S. Dollar Notes due January 2029	745	745
Senior Secured Notes	4,208	4,578

Euro Term Loan Facilities due January 2027	861	1,058
Revolving Credit Facility A due July 2027	—	55
Revolving Credit Facility B due July 2027	455	—
Long-term debt, less current portion	5,524	5,690

5.350% Senior Secured U.S. Dollar Notes due October 2023	—	61
Euro Term Loan Facilities due January 2027	218	—
Current portion of long-term debt	218	61

Short-term borrowings	54	—
Total debt	5,796	5,750

Less: Cash and cash equivalents	669	590
Less: Debt issuance costs, net - Revolving Credit Facility A due July 2027	10	—
Less: Debt issuance costs, net - Revolving Credit Facility B due July 2027	—	9
Net debt	5,118	5,150

Note: Net debt is a non-GAAP financial measure

International Game Technology PLC
Reconciliation of Non-GAAP Financial Measures
($ in millions, except per share amounts)
Unaudited

	For the three months ended March 31, 2023
				Business
	Global	Global		Segments	Corporate	Total
	Lottery	Gaming	PlayDigital	Total	and Other	IGT PLC
Net income						67
Provision for income taxes						87
Interest expense, net						70
Foreign exchange loss, net						26
Other non-operating expense, net						4
Operating income (loss)	240	69	14	323	(68)	255
Depreciation	43	30	3	76	2	77
Amortization - service revenue (1)	49	—	—	50	—	50
Amortization - non-purchase accounting	5	10	—	15	1	16
Amortization - purchase accounting	—	—	—	—	40	40
Stock-based compensation	2	2	—	4	6	11
Adjusted EBITDA	339	111	18	468	(19)	449

Cash flows from operating activities						311
Capital expenditures						(94)
Free Cash Flow						217

				Pre-Tax Impact	Tax Impact (2)(3)	Net Impact
Reported EPS attributable to IGT PLC - diluted						0.11
Adjustments:
Foreign exchange loss, net				0.13	(0.02)	0.15
Amortization - purchase accounting				0.20	0.05	0.15
Loss on extinguishment and modifications of debt, net				0.02	—	0.02
Discrete tax items				—	(0.05)	0.05
Net adjustments						0.38
Adjusted EPS attributable to IGT PLC - diluted (4)						0.49

(1) Includes amortization of upfront license fees
(2) Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction
(3) The reported effective tax rate was 56.5%. Adjusted for the above items, the effective tax rate was 36.3%
(4) Adjusted EPS was calculated using weighted average shares outstanding of 201.7 million, which includes the dilutive impact of share-based payment awards

	For the three months ended March 31, 2022
				Business
	Global	Global		Segments	Corporate	Total
	Lottery	Gaming	PlayDigital	Total	and Other	IGT PLC
Net income						117
Provision for income taxes						65
Interest expense, net						76
Foreign exchange gain, net						(3)
Other non-operating income, net						(3)
Operating income (loss)	252	52	13	316	(64)	252
Depreciation	44	27	4	75	—	74
Amortization - service revenue (1)	51	—	—	51	—	51
Amortization - non-purchase accounting	7	2	—	9	1	9
Amortization - purchase accounting	—	—	—	—	38	38
Stock-based compensation	2	2	—	4	6	10
Adjusted EBITDA	356	81	17	454	(21)	433

Cash flows from operating activities						189
Capital expenditures						(73)
Free Cash Flow						115

				Pre-Tax Impact	Tax Impact (2) (3)	Net Impact
Reported EPS attributable to IGT PLC - diluted						0.39
Adjustments:
Foreign exchange gain, net				(0.01)	0.04	(0.06)
Amortization - purchase accounting				0.19	0.04	0.14
Discrete tax items				—	(0.14)	0.14
Other (non-recurring adjustments)				(0.01)	—	—
Net adjustments						0.22
Adjusted EPS attributable to IGT PLC - diluted (4)						0.60

(1) Includes amortization of upfront license fees
(2) Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction
(3) The reported effective tax rate was 35.5%. Adjusted for the above items, the effective tax rate was 25.0%
(4) Adjusted EPS was calculated using weighted average shares outstanding of 205.2 million, which includes the dilutive impact of share-based payment awards